Exhibit 11


                 BONE CARE INTERNATIONAL, INC., AND SUBSIDIARY
             Statement Regarding Computation of Earnings Per Share
                                  (Unaudited)


                                  Three months ended        Nine months ended

                              March 31,    March 31,    March 31,   March 31,
                                1996         1995         1996        1995

                            ----------   ----------   ----------   ----------
Net loss                   $ (260,559)  $ (183,823)  $ (762,250)  $ (496,325)
                           ==========   ==========   ==========   ==========
Weighted average number
 of common shares           2,655,017      848,942    2,052,992      848,942
                           ==========   ==========   ==========   ==========
Net loss per common share      $(0.10)      $(0.22)      $(0.37)      $(0.58)
                               ======       ======       ======       ======